

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 1, 2025

Lynne Fitzpatrick
President & Chief Financial Officer
CME GROUP INC.
20 South Wacker Drive
Chicago, Illinois 60606

  Re: CME GROUP INC.
    Form 10-K for Fiscal Year Ended December 31, 2024
    File No. 001-31553

Dear Lynne Fitzpatrick:

  We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Crypto Assets

cc: Jonathan Marcus